United States Securities and Exchange Commission

Washington, DC 20549

NOTICE OF EXEMPT SOLICITATION

NAME OF REGISTRANT: Seventh Generation Interfaith Inc.

NAME OF PERSONS RELYING ON EXEMPTION: Province of Saint Joseph of the Capuchin Order

ADDRESS OF PERSON RELYING ON EXEMPTION: 1015 North 9th Street, Milwaukee WI 53233

WRITTEN MATERIALS: The attached written materials are submitted pursuant to Rule 14a-6(g)(1) (the “Rule”) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Subject: Exempt Solicitation on Shareholder Proposal — Additional Report on Lobbying Activities (Item #4)

RESOLVE:

The shareholders of Boeing request the preparation of a report, updated annually, disclosing:

•	Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.
•	Payments by Boeing used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.
•	Boeing’s membership in and payments to any tax-exempt organization that writes and endorses model legislation.
•	Description of management’s and the Board’s decision-making process and oversight for making payments described above.

RECOMMENDATION:

The Province of Saint Joseph of the Capuchin Order, along with co-filer Benedictine Sisters of Chicago, are urging shareholders to vote FOR the shareholder proposal requesting an additional report on lobbying activities (Item 4 in the proxy statement) at the Boeing shareholder meeting on April 20, 2021.

The proposal is part of an ongoing investor campaign for greater corporate political spending disclosure. Transparency and accountability in corporate spending to influence public policy are in the best interests of Boeing shareholders. Without a clear system ensuring alignment and accountability, corporate assets can be used to promote public policy objectives which (a) may not be clearly reflective of investor interests, (b) may be at odds with other corporate values, and/or (c) may jeopardize Boeing’s reputation to the detriment of shareholder value.

In the wake of the riots, transparency and accountability of corporate lobbying activities and expenditures are especially important.

Boeing Needs to Commit to Lobbying and Dark Money Transparency in the Wake of the Capitol Insurrection

•	After January 6, Boeing announced it will pause its PAC contributions, noting in its opposition statement that “the Board believes that this suspension reflects the Company’s deep understanding of the importance of always conducting its activities in this area in a responsible and transparent manner.”
•	We believe Boeing should apply this deep understanding around the importance of transparency for political contributions to all of its spending that is used to influence public policy. The question being asked is whether the temporary changes and statements that companies like Boeing have made in response will be simply emergency measures to repair reputational damage, or something more lasting.[1] As a result, investors are asking companies to commit to corporate political responsibility by disclosing their lobbying , including all dark money payments to third-party groups that use that money to influence policy.[2]
•	On ethics and compliance, Boeing states ethical business conduct is at the very core of how Boeing operates and describes building on its “legacy of integrity, transparency and an unwavering commitment to fair and ethical business practices.”[3]
•	Boeing could show its commitment to integrity, transparency and its commitment to fair and ethical business practices by disclosing its lobbying to stockholder, including of all of its third-party spending to influence public policy.
•	Conversely, Boeing’s continued failure to commit to disclosure of its third party spending to influence public policy subjects our company to unknown reputational risks.

We believe Boeing needs to commit to corporate political responsibility by increasing its lobbying disclosure, including all of its third-party spending to influence public policy. In this letter, we will show support for this proposal is warranted because:

1.	Reputation is an important component of shareholder value;
2.	Boeing’s current disclosures are inadequate
3.	Dark money spending through trade associations and social welfare groups presents unknown risks; and
4.	Boeing could easily provide details of its lobbying to investors.

1.	Corporate Reputation Warrants Protection as an Important Component of Shareholder Value
•	Boeing’s failure to provide robust and complete disclosure of its lobbying activities and expenditures exposes it to potential reputational damage.
•	A company’s reputation can meaningfully influence its financial performance, and a damaged or lost reputation is difficult to repair: According to the Conference Board, companies with a high reputation rank perform better financially than lower ranked companies, and executives find it is much harder to recover from a reputational failure than to build and maintain reputation.[4]

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1 https://www.newyorker.com/business/currency/corporate-america-reckons-with-its-role-enabling-trump

2 https://www.iccr.org/wake-jan-6-investors-call-companies-re-evaluate-whether-corporate-political-spending-companys-or.

3 https://www.boeing.com/principles/ethics-and-compliance.page

4 “Reputation Risk,” The Conference Board, 2007, p. 6.

•	The 2018 Reputation Dividend Report estimates that “corporate reputation is now directly responsible for an average of 38% of market capitalization across the FTSE 100 & 250.”[5] The Ipsos Global Reputation Centre research across 31 countries shows conclusive proof of the relationship between a good reputation and better business efficiency.[6]
•	According to a Deloitte survey, 87 percent of executives rated reputation risk as more important or much more important than other strategic risks their companies are facing, and 88 percent said their companies are explicitly focusing on managing reputation risk.[7] Since 2010, Boeing has spent more than $166 million on federal lobbying. They have been described as “one of the US’s most powerful lobbyists[8] and “one of the biggest players in the Washington influence game.”[9]
•	Boeing has seen its reputation drop. According to the 2020 Axios Harris Poll 100, Boeing suffered the biggest reputation decline, falling 65 places to 84th.[10]
•	Clearly, corporate reputation has significant impact on shareholder value.

2.	Addressing a Gap: Providing Common-Sense, Consolidated, Accessible, and Current Information on Lobbying Activities and Exposure

In addition to other limitations outlined elsewhere in this document, Boeing does not provide to its investors a central and comprehensive hub where they can learn relevant amounts spent on direct or indirect lobbying activities/relationships, priorities, and how those efforts are supportive of the company’s strategy and investor interests. Yet, Boeing has a broad lobbying footprint.

Information on Boeing’s Federal, State and International Spending is Difficult to Obtain, Limited, and Non-Consolidated

•	Federal Level: Boeing spent $179,300,000 on federal lobbying from 2010-2020, and $26,440,000 in 2019 and 2020 alone. Yet Boeing fails to disclose these amounts to shareholders as requested.

•	State Level: Boeing fails to provide any details of its state lobbying as requested by the proposal.

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5 https://www.provokemedia.com/research/article/link-between-corporate-reputation-market-value-strengthens-study

6 https://www.ipsos.com/sites/default/files/ct/publication/documents/2018-05/unlocking_value_of_reputation-may_2018.pdf

7 “2014 Global Survey on Reputation Risk,” Deloitte, p. 4.

8 “Boeing’s 737 Max Fleet ‘Will Remain Grounded for Weeks,’” The Guardian, March 14, 2019, https://www.theguardian.com/world/2019/mar/14/ethiopian-airlines-boeing-737-max-black-boxes-arrive-paris, accessed March 18, 2019.

9 “Boeing a Major Lobbying Player on Capitol Hill,” CNN, March 13, 2019, https://www.cnn.com/2019/03/12/politics/boeing-capitol-hill-lobbying/index.html, accessed March 18, 2019.

10 https://www.prnewswire.com/news-releases/clorox-hershey-amazon-publix-general-mills-top-axios-harris-poll-100-with-best-reputations-of-most-visible-companies-301103022.html.

▪	Boeing investors seeking what information is currently available would need to visit dozens of websites representing dozens of jurisdictions to gather it. Accessing state-level lobbying information is described by an expert as “nearly impossible” given “the ‘Byzantine’ manner in which the data is captured and made available online” which effectively buries information across many states’ websites.[11]

▪	Boeing’s state-level lobbying spending is likely significant. For example, according to a 2017 study that looked at disclosures from the six states with the most robust reporting requirements, Boeing spent $1.3 million between 2012 and 2015.[12] In California, Boeing spent $1 million from 2010 – 2019 on lobbying.[13] In the state of Washington, Boeing’s lobbying through its trade association Aerospace Works for Washington[14] to preserve $8.7 billion in tax breaks has drawn scrutiny. [15]

▪	International Lobbying: Boeing also lobbies abroad, reportedly spending between €500,000 – €599,000 on lobbying in Europe for 2019.[16]

3.	The Company We Keep: Boeing Does Not Provide Comprehensive Dark Money Disclosure

Shareholder proposals for lobbying disclosure capture dark money spending where there are no limits on what a company can give, whether through trade associations or social welfare groups. While corporate donations to politicians and traditional PACs have strict limits, their payments to trade associations and 501(c)(4) social welfare nonprofits have no restrictions. Meaning companies can give unlimited amounts to third party groups that spend millions on lobbying and often undisclosed grassroots activity.

Boeing Does Not Provide Comprehensive Disclosure of Trade Association Memberships.

Boeing’s disclosures of its participation and memberships in Trade Associations is limited, lacking detail with respect to amounts spent, alignment with corporate priorities, and process and engagement.

•	Corporations make payments to trade associations that are used to lobby indirectly on their behalf without specific disclosure or accountability. Trade associations spend hundreds of millions to lobby. For example, the US Chamber of Commerce has spent more than $1.6 billion since 1998.

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11 “Wal-Mart Improves Lobbying Disclosure after Shareholder Push,” Reuters, May 13, 2015, https://www.reuters.com/article/us-wal-mart-stores-disclosure-lobbying-e/exclusive-wal-mart-improves-lobbying-disclosure-after-shareholder-push-idUSKBN0NY0AH20150513, accessed March 18, 2019.

12 Heidi Welsh and Robin Young, “How Leading U.S. Corporations Govern and Spend on State Lobbying,” Sustainable Investments Institute and The Investor Responsibility Research Institute, February 2017, p. 30. The study examined the largest 100 S&P 500 companies, adjusted for sector distribution.

13 http://cal-access.sos.ca.gov/Lobbying/Employers/Detail.aspx?id=1146240&session=2019&view=activity

14 https://aerospaceworksforwa.com/coalition/

15 “Boeing, Lobby Group Team up to Defend $8.7 Billion in State Tax Breaks,” Reuters, January 10, 2017.

16 https://lobbyfacts.eu/representative/acaffda556984ce0baef69f798966c2e/boeing-international-corporation-belgium-branch-office.

•	Boeing does not disclose its trade association payments, nor the portions of these payments used for lobbying, as requested by the proposal. Without this information, we cannot be confident that Boeing’s memberships and payments won’t expose the company and its investors to criticism and reputational harm, should those relationships become public knowledge.

•	Boeing currently lists 2020 memberships[17] in 14 trade associations, including the Aerospace Industries Association of America, the Business Roundtable (BRT), the National Association of Manufacturers and the Chamber of Commerce. Together these four trade associations spent over $109 million on federal lobbying for 2020,[18] yet shareholders have no way to know how much of this is comprised of Boeing’s payments.

•	Boeing’s lack of trade association disclosure lags many of its peer group members which are providing disclosure of their trade association payments and the amounts used for lobbying, including 3M, AT&T, Cisco, General Dynamics, Intel, Johnson & Johnson, Lockheed Martin, Microsoft, Procter & Gamble Raytheon and United Technologies.[19]

Trade Association Lobbying Misalignments Create Reputational Risk.

We believe Boeing’s trade association memberships and payments used for lobbying pose reputational risks and risks to long-term sustainable growth when the lobbying of its trade associations contradicts Boeing’s public position, including on climate, shareholder rights and worker safety. For example:

o	Boeing believes in addressing climate change,[20] yet the Chamber of Commerce undermined the Paris climate accord.[21]

o	Boeing signed the BRT Statement on the Purpose of the Corporation[22] to be responsible to all stakeholders, yet the BRT lobbied to limit the right of shareholders to file resolutions.[23]

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17 https://www.boeing.com/resources/boeingdotcom/government-operations/pdf/trade_association_memberships_2020.pdf.

18 OpenSecrets.org, (Aerospace Industries Association - $1,490,000; Business Roundtable - $16,970,000; National Association of Manufacturers - $9,268,000; U.S. Chamber of Commerce - $81,910,000), accessed March 27, 2021.

19 Cisco, General Dynamics, Intel, Johnson & Johnson, Microsoft, Procter & Gamble Raytheon and United Technologies disclose their trade association payments, as well as the amounts of those payments used for lobbying. 3M, AT&T and Lockheed Martin disclose their trade association payments used for lobbying.

20 http://www.boeing.com/principles/environment/report/index.page

21 https://www.bloomberg.com/news/articles/2017-06-09/paris-pullout-pits-chamber-against-some-of-its-biggest-members

22 https://opportunity.businessroundtable.org/wp-content/uploads/2019/08/BRT-Statement-on-the-Purpose-of-a-Corporation-with-Signatures.pdf

23 https://www.cnn.com/2019/11/08/investing/shareholder-rights-proxy-proposals/index.html

o	While Boeing assisted COVID-19 recovery and relief efforts,[24] the Chamber of Commerce has lobbied against the Administration’s use of the Defense Production Act.[25]
o	This track record of Boeing’s trade associations acting in contrast to the Company’s stated values and positions heighten its reputational risk. Without more comprehensive disclosure, shareholders cannot determine whether Boeing is effectively able to prevent Company funds from being used for lobbying efforts contrary to the Company's and shareholders’ objectives and long-term interests.
o	Investors participating in the Climate Action 100+ representing $34 trillion in assets are asking Boeing[26] and other companies to align its lobbying activities with the goals of the Paris agreement. Companies have begun producing reports which assess the alignment between company positions, including on climate change, and the lobbying positions of their key trade associations.[27] Examples of companies producing reports include BP28 and Shell.[29]
o	Signatories to the Global Reporting Initiative are committed to GRI Standard 415,[30] which addresses the topic of public policy, calling on companies to report their stance on significant issues in public policy development and lobbying and any differences between its lobbying positions and any stated policies, goals, or other public positions.

Boeing Doesn’t Disclose All Social Welfare Organization Spending (AKA Dark Money), and It Should.

Dark Money: Boeing’s trade association membership disclosure notably leaves out social welfare organizations (501(c)(4) organizations), entities which can engage in lobbying. Proponents and other supporters of this resolution are asking Boeing to illustrate its commitment to corporate political responsibility by disclosing ALL payments to third-party groups that use dues money to influence policy (‘dark money payments’). Without such disclosure, investors are left devoid of information that could support justified and informed confidence about the political impacts and activities of their investments. For many investors, this gap strikes at the data-driven heart of responsible and traditional investment decisions.

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24 https://www.boeing.com/covid19/index.page

25 https://www.nytimes.com/2020/03/22/us/politics/coronavirus-trump-defense-production-act.html

26 http://www.climateaction100.org

27 https://www.washingtonpost.com/climate-environment/2020/02/25/bp-pull-out-trade-groups-over-climate-policies/

28 https://www.bp.com/en/global/corporate/news-and-insights/bp-magazine/bp-releases-trade-associations-report.html

29 https://www.shell.com/media/news-and-media-releases/2019/shell-publishes-reports-on-industry-associations-sustainability.html

30 https://www.globalreporting.org/standards/gri-standards-download-center/gri-415-public-policy-2016/

We believe investors will be well-served by Boeing further committing to corporate political responsibility, to include disclosure of all of its third-party spending to influence public policy.

•	The dark money scandal at FirstEnergy illustrates why investors need disclosure of social welfare group spending to prevent reputational, regulatory and financial damage. FirstEnergy is under investigation for allegedly funneling $60 million through a dark money 501(c)(4) group called Generation Now that was used for bribery in Ohio.[31] In 2018, FirstEnergy had agreed to disclose its trade association lobbying payments but failed to include its payments 501(c)(4)s, leaving a loophole FirstEnergy allegedly used to make over $60 million in undisclosed dark money payments.

The dark money connections to the Capitol riot further highlight that social welfare groups can impact and pose risks to shareholders.

•	For example, The Rule of Law Defense Fund is a social welfare group that helped organize the protest before the insurrection and is an arm of the Republican Attorneys General Association (RAGA).[32] Boeing reportedly has given RAGA $175,000 in contributions since 2014;[33] alarmingly, shareholders have no way to know if Boeing also made direct contributions to the Rule of Law Defense Fund, because Boeing fails to provide disclosure of its contributions to social welfare groups.

Boeing, the US Chamber of Commerce, and the American Legislative Exchange Council Connection (ALEC).

While Boeing does not directly support ALEC, the Chamber of Commerce (the Chamber) is one of Boeing’s major trade associations and serves on ALEC’s board:

•	The Chamber serves on ALEC’s Private Enterprise Advisory Council.[34] ALEC has attracted negative attention for its role in promoting bills that undermine regulations to address issues like climate change, workplace safety and workers’ rights. More recently, it has drawn attention for “numerous ties to the Capitol insurrection and Big Lie” challenging the validity of the election results.[35]

•	Even before the January insurrection, ALEC drew negative scrutiny for putting brand reputations at risk when a lawyer associated with it was involved in a phone call President Trump made to Georgia Secretary of State Brad Raffensperger in an attempt to overturn election results.[36]

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31 https://www.energyandpolicy.org/firstenergy-service-company/.

32 https://documented.net/2021/01/republican-attorneys-general-dark-money-group-organized-protest-preceding-capitol-mob-attack/.

33 https://substack.documented.net/p/more-raga-donors-freeze-funding.

34 https://www.alec.org/group/private-enterprise-advisory-council-2/.

35 https://www.exposedbycmd.org/2021/01/27/alecs-numerous-ties-to-the-capitol-insurrection-and-big-lie/.

36 https://www.triplepundit.com/story/2021/reputation-alec-trump-phone-call/709706.

Boeing investors may find little comfort knowing that one of Boeing’s principal memberships – the Chamber – is a leader at ALEC, because the related list of what Boeing hasn’t told us is more extensive. Investors don’t know:

•	How much of that money Boeing spends on the membership that is used on lobbying by the Chamber;
•	The full suite of other possible expenditures by Boeing on Chamber-associated activities or events; and,
•	Importantly, we do not know how Boeing reviews and leverages its position with the Chamber to ensure alignment between its interests and certain of the Chamber’s activities, vis-à-vis ALEC.

This list of unknowns is not limited to Boeing’s relationship with the US Chamber; it’s illustrative of what we don’t know about nearly every trade association relationship and undisclosed social welfare group associations.

4.	Boeing’s Opposition Statement is Inadequate
•	Boeing claims this proposal is unnecessary. It points to a high ranking in the Center for Political Accountability’s CPA-Zicklin report that measures political disclosure and accountability policies and practices of companies in the S&P 500. However, this argument is misleading since the Company’s CPA-Zicklin ranking has nothing to do with lobbying spending disclosure. The Company conflates political and lobbying spending disclosures in its Opposition Statement and implies that both issues are covered in the ranking. The fact that the Company touts being ranked as a trendsetter on the CPA-Zicklin Index, a measurement of transparency in political contributions but not lobbying, suggests that Boeing could, in fact, become a leader in lobbying disclosure as well.
•	The Company’s Statement Against the Shareholder Proposal states that it “is deeply committed to political transparency” and “believes that its demonstrated, long-standing record of political transparency renders the proposal unnecessary.”
•	However, as we have demonstrated, Boeing is failing to provide investors what the proposal is asking for. If Boeing believed in transparency, then it would provide shareholders disclosure of its lobbying as asked here. Boeing’s existing practices fail to provide a unified disclosure report to shareholders capturing its federal and state lobbying payments, including through its trade associations.
•	Boeing is required to report its federal and state lobbying and has all of this information, so it could be readily provided to shareholders in a single report at minimal expense.

***

Conclusion

We encourage all interested investors to take a look at Boeing’s existing disclosures and assess: do they currently provide you with a clear idea of how and where the company is lobbying, to what end and with what efficacy, and how those activities are aligned with your interests? Could you cite a number that represents how much the company has spent on influencing public policy, directly or indirectly, and with what partners, and on what issues? Beyond its activities in the US, do you have a clear understanding of how the company attempts to impact policies in non-US jurisdictions?

If you don’t like the level of transparency and disclosure you find, we encourage you to vote in support of this proposal.

Lobbying Transparency: What Gets Disclosed Gets Managed.

What we have argued are Boeing’s inadequate lobbying disclosure practices highlight the critical need for the Company to improve its lobbying disclosures, and increase transparency around its lobbying policies, procedures and spending details.

•	If Boeing has nothing to hide, transparent disclosure would simply show that its lobbying is being done for the company and shareholders’ best interests.
•	Knowing our company’s lobbying will be disclosed will ensure board and management oversight to safeguard that lobbying is being done in shareholder and Boeing’s best interests, which can be protective of our investment now and in the future.

For all of the above reasons, we urge shareholders to vote FOR Item 4, the shareholder proposal requesting a report on the Company’s lobbying expenditures.

Sincerely,

Robert Wotypka, OFM Cap.

Corporate Responsibility Agent

The Saint Joseph Province of the Capuchin Order

NOTE: This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; The Saint Joseph Province of the Capuchin Order is not able to vote your proxies, nor does this communication contemplate such an event. The Saint Joseph Province of the Capuchin Order urges shareholders to vote for Item 4 following the instructions provided on management's proxy mailing.